CERTIFICATE OF NOTIFICATION

                                    filed by

               THE SOUTHERN DEVELOPMENT AND INVESTMENT GROUP, INC.

Pursuant to order of the Securities and Exchange Commission date January 17, 1996, in the matter of File No. 70-8715.

                     -- -- -- -- -- -- -- -- -- --

The Southern Development and Investment Group, Inc. ("Development") HEREBY CERTIFIES to said Commission, pursuant to Rule 24, that effective as of January 19, 1996 the transactions described in the above-mentioned statement on Form U-1, as amended, were carried out in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1, as amended, and of said order with respect thereto.

Filed herewith is the following exhibit:

         Exhibit F-1 -- Past tense opinion of Troutman Sanders LLP, counsel to
                        Development.


Dated: January 29, 1996         SOUTHERN DEVELOPMENT AND INVESTMENT GROUP, INC.

                                By: /s/ Tommy Chisholm
                                        Tommy Chisholm
                                          Secretary